Annual General Meeting of Shareholders of Kitov Pharma Ltd.

Date: December 3, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

		For	Against	Abstain
Proposal 1:	To approve the election of two directors to serve as second class directors, each for a three year term until the annual general meeting to be held in 2023, and until their respective successors are duly elected and qualified.			
1A:	Steven Steinberg	☐	☐	☐
1B:	Simcha Rock	☐	☐	☐
Proposal 2:	To approve an amendment to the Company's Memorandum of Association and Articles of Association to provide for the change in the Company's name to "Purple Biotech Ltd." or to such other name that contains the word "Purple" as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies.	☐	☐	☐
Proposal 3:	To approve the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company's independent registered public accountants for a period of three years until the annual general meeting of shareholders to be held in 2023.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here

________________ Please Date Above

________________ Please Sign Here

________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Kitov Pharma Ltd. to be Held on December 3, 2020 for Holders as of October 27, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. November 27, 2020.

To review AGM related materials, including the full Proxy Statement, please visit:
http://kitovpharma.investorroom.com/Shareholder-Meetings

PROXY TABULATOR FOR
KITOV PHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Kitov Pharma Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on November 27, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Kitov Pharma Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **October 27, 2020** at the **Annual General Meeting of Shareholders** of **Kitov Pharma Ltd.** to be held on **December 3, 2020**, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
KITOV PHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903